UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42456

INLIF LIMITED

No. 88, Hongsi Road
Yangxi New Area, Honglai Town
Nan’an City, Quanzhou
The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Termination of Sales Agreement for “At The Market” Offering

As previously disclosed, INLIF Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), entered into a sales agreement on March 12, 2026 (the “Sales Agreement”) with AC Sunshine Securities LLC (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company could offer and sell, from time to time, through the Sales Agent, shares of its Class A ordinary shares, then par value $0.0001 per share (the “Class A Ordinary Shares”), having an aggregate offering price of up to $100,000,000 in an offering deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “ATM Offering”).

The Sales Agreement has been terminated, effective as of September 19, 2026. Following such termination, the Sales Agent or the Company may not sell any further shares of the Company’s Class A Ordinary Shares under the Sales Agreement.

During the term of the Sales Agreement, the Company sold an aggregate of 196,246,521 Class A Ordinary Shares, on a pre-share consolidation basis, or approximately 981,261 Class A Ordinary Shares on a post-share consolidation basis reflecting the 1-for-200 share consolidation effected by the Company on July 6, 2026 and further giving effect to fractional share rounding treatment at the participant level. In connection with the ATM Offering, the Company has received approximately $21.15 million in net proceeds, and the cost paid by the Company for the Sales Agent’s compensation, execution and clearing with respect to such sales was approximately $2.14 million.

As of the date of this report, the Company has 1,046,390 Class A ordinary shares and 43,908 Class B ordinary shares issued and outstanding.

Incorporation By Reference

This report, including the exhibits included hereto, shall be deemed to be incorporated by reference into: (i) the Company’s shelf registration statement on Form F-3, as amended (File No. 333-292580) (the “Registration Statement”), which Registration Statement was declared effective by the SEC on January 12, 2026, and (ii) the Company’s registration statement on Form S-8 (File No. 333-289640), which was filed with the SEC on August 15, 2025, and into each prospectus or prospectus supplement outstanding under the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 24, 2026

INLIF LIMITED

By:	/s/ Rongjun Xu
Name:	Rongjun Xu
Title:	Chief Executive Officer

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